Exhibit 99.(h)(2)

January 2, 1996

John Hancock Advisers, Inc.
101 Huntington Ave.
Boston, MA 02199

Ladies and Gentlemen:

The John Hancock Funds agree to retain John Hancock Advisers, Inc. to perform from time to time EDGAR publishing services for each of the various John Hancock Funds in connection with preparing and printing various SEC filings for the Funds.

The Funds will pay you at the rate of actual cost plus 10% for work performed in accordance with this Agreement or such other rate as approved by the Trustees/Directors of the Funds.

You agree to perform the work in a workmanlike manner consistent with the customs and practices of the industry. You expressly disclaim all other guarantees, warranties or representations. You will not be responsible for any indirect or consequential damages, with your sole liability being limited to the correction of, and reasonable costs of correcting, any errors which are attributable to you. You will not be responsible for unavoidable delays beyond your control such as labor stoppages, strikes, fires or act of God.

Performance of this Agreement will be subject to the conditions set forth in the attached memorandum dated November 7, 1995 and any other conditions established from time to time by the Trustees/Directors of the Funds.

This Agreement may be terminated by either you or us upon written or oral notice communicated to the other party at anytime effective upon the receipt of such notice.

Sincerely,

JOHN HANCOCK FUNDS (See Schedule A)

By:	/s/Thomas H. Drohan

Agreed and accepted:

JOHN HANCOCK ADVISERS, INC.

By:	/s/ Robert G. Freedman

SCHEDULE A

John Hancock Financial Opportunities Fund

John Hancock Investment Trust
John Hancock Fundamental Large Cap Core Fund

John Hancock Premium Dividend Fund